As filed with the Securities and Exchange Commission on January 14, 1998

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                              SCHEDULE 13E-3
                             (Amendment No. 4)

                     RULE 13E-3 TRANSACTION STATEMENT
    (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                            TRIMAS CORPORATION
                             (Name of Issuer)

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                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.
                            TRIMAS CORPORATION
                   (Name of Person(s) Filing Statement)

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                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

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                                 896215100
                   (CUSIP Number of Class of Securities)

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        David B. Liner, Esq.                       Brian P. Campbell
           MascoTech, Inc.                        TriMas Corporation
         21001 Van Born Road                  315 East Eisenhower Parkway
       Taylor, Michigan 48180                  Ann Arbor, Michigan 48108
           (313) 274-7405                           (313) 747-7025

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               ------------

                              With Copies to:

       David W. Ferguson, Esq.                  Jerome M. Schwartz, Esq.
        Davis Polk & Wardwell                     Dickinson Wright PLLC
        450 Lexington Avenue                 500 Woodward Avenue, Suite 4000
         New York, NY 10017                      Detroit, Michigan 48226
         (212) 450-4000                              (313) 223-3628


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               This Amendment No. 4 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 17, 1997 by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and (iii) TriMas Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1, dated December 22, 1997, Amendment No. 2, dated December 31, 1997 and Amendment No. 3, dated January 7, 1998, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of the Company at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

               The item of the Schedule 13E-3 set forth below is hereby amended and supplemented as follows:

Item 17. Material to be Filed as Exhibits.

               Item 17 is hereby supplemented and amended by adding the following exhibit:

               (c)(3) Amendment No. 2 dated as of January 13, 1998 to the
                      Agreement and Plan of Merger dated as of December 10, 1997 as amended by Amendment No. 1 dated as of December 15, 1997 among the Company, Parent and Purchaser (incorporated by reference to Amendment No. 4, filed by Parent and Purchaser on January 14, 1998, to the Tender Offer Statement on Schedule 14D-1 originally filed by Parent and Purchaser on December 17, 1997).


                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



January 14, 1998                   MASCOTECH, INC.


                                   By: /s/ David B. Liner
                                       -----------------------------------
                                       Name:  David B. Liner
                                       Title: Vice President and Corporate
                                              Counsel


                                   MASCOTECH ACQUISITION, INC.


                                   By: /s/ David B. Liner
                                       -----------------------------------
                                       Name:  David B. Liner
                                       Title: Secretary


                                   TRIMAS CORPORATION


                                   By: /s/ Brian P. Campbell
                                       -----------------------------------
                                       Name:  Brian P. Campbell
                                       Title: President